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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

(Print of Type Responses)
________________________________________________________________________________
1.   Name and Address of Reporting Person*

  GTECH Holdings Corporation
--------------------------------------------------------------------------------
   (Last)                       (First)                   (Middle)

55 Technology Way
--------------------------------------------------------------------------------
                                    (Street)

West Greenwich                          RI                  02817
--------------------------------------------------------------------------------
   (City)                            (State)                (Zip)

________________________________________________________________________________
2.   Date of Event Requiring Statement (Month/Day/Year)

3/17/03
________________________________________________________________________________
3.   I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


________________________________________________________________________________
4.   Issuer Name and Ticker or Trading Symbol

Interlott Technologies, Inc. (ILI)
________________________________________________________________________________
5.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     |_|  Director                             |X|  10% Owner
     |_|  Officer (give title below)           |_|  Other (specify below)

     ____________________________________________________________________
________________________________________________________________________________
6.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check Applicable line)

     |_|  Form filed by One Reporting Person

     |X|  Form filed by More than One Reporting Person (1)

================================================================================
             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------

Common Stock, $0.01 par value            3,441,800                      I                       (2)
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====================================================================================================================================

Table II -- Derivative Securities Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Securities:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------

Option (Right to Buy)     (3)       2/1/2005        Common Stock           140,000          $4.313             I          (2)
------------------------------------------------------------------------------------------------------------------------------------
Option (Right to Buy)     (3)       12/29/2005      Common Stock             2,000          $4.188             I          (2)
------------------------------------------------------------------------------------------------------------------------------------
Option (Right to Buy)     (3)       12/31/2006      Common Stock             3,000          $3.50              I          (2)
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Option (Right to Buy)     (3)       12/31/2007      Common Stock             5,000          $4.00              I          (2)
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Option (Right to Buy)     (3)       12/31/2008      Common Stock             7,000          $3.25              I          (2)
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Option (Right to Buy)     (3)       11/5/2009       Common Stock            10,000          $2.407             I          (2)
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Option (Right to Buy)     (3)       1/4/2011        Common Stock            25,000          $5.250             I          (2)
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Option (Right to Buy)     (3)       3/6/2012        Common Stock           134,000          $5.40              I          (2)
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Option (Right to Buy)     (3)       1/15/2013       Common Stock           211,000          $6.00              I          (2)
------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Explanation of Responses:

(1) Joint filing is being made on behalf of GTECH Holdings Corporation, GTECH Corporation, a wholly owned subsidiary of GTECH Holdings Corporation, and Bengal Acquisition Co., a wholly owned subsidiary of GTECH Corporation.

(2) The Reporting Persons have indirect beneficial ownership over these shares pursuant to a Stockholder Voting and Option Agreement dated March 17, 2003 between GTECH Holdings Corporation, Bengal Acquisition Co. and L. Roger Wells. The Reporting Persons disclaim any pecuniary interest in these shares.

(3) Options vest at a rate of 25% on the annivesary of the grant date. The grant date is 10 years prior to the expiration date for each option.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


       /s/ Marc A. Crisafulli                                March 27, 2003
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

*     If the form is filed by more than one reporting person, see Instruction
      5(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Joint Filer Information:

Name:                      GTECH Corporation

Address:                   55 Technology Way
                           West Greenwich, RI  02817

Designated Filer:          GTECH Holdings Corporation

Issuer & Ticker Symbol:    Interlott Technologies, Inc. (ILI)

Date of Event: Requiring Statement:      March 17, 2003

Signature:        GTECH Corporation



/s/ Marc A. Crisafulli
    -------------------------------------------------------------
    By:      Marc A. Crisafulli
    Title:   Senior Vice President, General Counsel and Secretary

Joint Filer Information:

Name:                      Bengal Acquisition Co.

Address:                   55 Technology Way
                           West Greenwich, RI  02817

Designated Filer:          GTECH Holdings Corporation

Issuer & Ticker Symbol:    Interlott Technologies, Inc. (ILI)

Date of Event: Requiring Statement:        March 17, 2003

Signature:        Bengal Acquisition Co.



/s/ Marc A. Crisafulli
    -------------------------------------------------------------
    By:      Marc A. Crisafulli
    Title:   Senior Vice President, General Counsel and Secretary